Filed by Entergy Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company Entergy Corporation Commission File No. 001-11299

Entergy, ITC Continue Transaction Approval Process with New Orleans City Council Filing

Entergy and ITC Holdings Corp. filed a joint application with the New Orleans City Council today seeking approval of the spin-off and merger of Entergy’s electric transmission businesses.

This week’s filing by Entergy New Orleans and Entergy Louisiana, in conjunction with ITC and ITC Midsouth LLC, continues the multistate and federal regulatory process seeking approval for Entergy’s utility operating companies to spin off and merge their electric transmission businesses with a subsidiary of ITC. Entergy and ITC initiated the regulatory process with a joint application filing with the Louisiana Public Service Commission Sept. 5.

“In a post-Katrina and post-Isaac world, few would argue with the benefits of reliable infrastructure – whether that’s roads and bridges, levees or the electric grid,” said Charles Rice, president and chief executive officer of Entergy New Orleans. “This transaction is a key element of our strategy for providing financial strength for the investments that will be necessary in the future to build and maintain a reliable, cost-efficient electric system.”

Why spin off and merge the transmission business?

The electricity industry – and Entergy’s operating companies – face growing challenges to keep pace with the capital investment requirements necessary to maintain and upgrade aging infrastructure, meet environmental regulations and serve an energy-intensive economy. In the industry as a whole, these investments are projected to total $1.5 trillion to $2 trillion between 2012 and 2030. Over the next seven years, transmission capital spending for the Entergy operating companies could increase more than 100 percent versus the previous seven-year period (excluding storm capital). As the nation’s first and largest independent, transmission-only utility, ITC can successfully finance significant transmission system improvements while delivering excellence in reliability and operations to the region.

The remaining regulatory filings for the transaction will be completed in the fall. Subsequent filings are planned for Arkansas, Mississippi, Missouri and Texas as well as with the Federal Energy Regulatory Commission. The companies target a transaction close in 2013 pending the required regulatory approvals and satisfaction of other closing conditions.

Employees can learn more about the transaction on the transmission merger intranet page.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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